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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

MINORPLANET SYSTEMS USA, INC.
(FORMERLY @TRACK COMMUNICATIONS, INC.)

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

04648Y 20 4

(Cusip Number)

Gerry Quinn
The Erin Mills Investment Corporation
7501 Keele St., Suite 500
Concord, ONTARIO L4K 1Y2

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

David H. Oden
Haynes and Boone, LLP
2505 North Plano Road, Suite 4000
Richardson, Texas 75082

October 7, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04648Y 20 4			Page 2 of 7

1.	Name of Reporting Person: The Erin Mills Investment Corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 22,196,182

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 22,196,182

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,196,182(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 46.1%

14.	Type of Reporting Person (See Instructions): CO

(1) Does not include options to purchase 154,530 shares of common stock held by Gerry C. Quinn.

CUSIP No. 04648Y 20 4			Page 3 of 7

1.	Name of Reporting Person: Gerry C. Quinn		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 154,530

		8.	Shared Voting Power: 22,196,182

		9.	Sole Dispositive Power: 154,530

		10.	Shared Dispositive Power: 22,196,182

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,350,712

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 46.1%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 04648Y 20 4			Page 4 of 7

1.	Name of Reporting Person: Erin Mills International Investment Corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Barbados

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,812,262

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,812,262

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,812,262(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 3.7%

14.	Type of Reporting Person (See Instructions): CO

(1) Does not include 20,383,920 shares held by The Erin Mills Investment Corporation or 154,530 shares held by Gerry C. Quinn.

Item 1. Security and Issuer

(a)	Common Stock, par value $0.01 per share

(b)	Minorplanet Systems USA, Inc. 1155 KAS Drive Richardson, TX 75081

Item 2. Identity and Background

(a)(b)	The Erin Mills Investment Corporation 7501 Keele St., Suite 500 Concord, ONTARIO L4K 1Y2

Gerry C. Quinn 932 Bexhill Road Mississauga, Ontario Canada L5H3L1

Erin Mills International Investment Corporation Radley Court Suite 200 Collymore Rock St. Michael, Barbados W.I.

(c)	Investment.

(d)	N/A

(e)	N/A

(f)	N/A

Item 3. Source and Amount of Funds or Other Consideration

The Erin Mills Corporation purchased the 20,378,517 shares of common stock of Minorplanet Systems USA, Inc. from Minorplanet Systems plc for $1.00.

Item 4. Purpose of Transaction

The 20,378,517 shares of common stock of Minorplanet Systems USA, Inc. were purchased for investment purposes.

Item 5. Interest in Securities of the Issuer

(a)	The Erin Mills Investment Corporation owns 20,383,920 shares of common stock, which is 42.1% of the shares of common stock outstanding. The Erin Mills Investment Corporation has beneficial ownership of 1,812,262 shares held by Erin Mills International Investment Corporation. The Erin Mills Investment Corporation has beneficial ownership of an aggregate of 22,196,182 shares of common stock.

Gerry C. Quinn holds options to purchase 154,530 shares of common stock and is the beneficial owner of the 20,383,920 shares owned by The Erin Mills Investment Corporation and 1,812,262 shares held by Erin Mills International Investment Corporation. Mr. Quinn has beneficial ownership of an aggregate of 22,350,712 shares.

Erin Mills International Investment Corporation holds 1,812,262 shares. Erin Mills International Investment Corporation is not the beneficial owner of shares held by The Erin Mills Investment Corporation or by Gerry C. Quinn.

(b)	Shared power to vote 20,383,920 shares is held by The Erin Mills Investment Corporation and by Gerry C. Quinn. Shared power to vote 1,812,262 shares is held by The Erin Mills Investment Corporation, Erin Mills International Investment Corporation and by Gerry C. Quinn. Mr. Quinn holds options to purchase 154,530 shares of common stock and holds sole voting power over these shares.

(c)	On October 7, 2003, The Erin Mills Investment Corporation purchased 20, 378,517 shares of common stock of Minorplanet Systems USA, Inc. from Minorplanet Systems plc for an aggregate purchase price of $1.00.

(d)	N/A

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On August 15, 2003, Minorplanet Systems PLC, a United Kingdom public limited company (“MP-UK”) and The Erin Mills Investment Corporation (“Erin Mills”), a Canadian corporation entered into a Stock Purchase and Sale Agreement whereby Erin Mills purchased 20,378,517 shares of common stock of Minorplanet Systems USA, Inc. (“MP-USA”) from MP-UK for the purchase price of $1.00.

On August 15, 2003, MP-USA and Erin Mills entered into a Stock Repurchase Option Agreement whereby MP-USA was granted the option by Erin Mills to purchase 19,378,517 shares of MP-USA from Erin Mills for an aggregate purchase price of $193.79 if all 19,378,517 shares are purchased.

Item 7. Material to Be Filed as Exhibits

99.1 Stock Purchase and Sale Agreement dated August 15, 2003 by and between Minorplanet Systems PLC and The Erin Mills Investment Corporation.

99.2 Stock Repurchase Option Agreement dated August 15, 2003 by and between Minorplanet Systems USA, Inc. and The Erin Mills Investment Corporation.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Erin Mills Investment Corporation

December 5, 2003

Date
/s/ GERRY QUINN

By: Gerry Quinn, President

Gerry C. Quinn

December 5, 2003

Date
/s/ GERRY C. QUINN

Gerry C. Quinn

Erin Mills International Investment Corporation

December 5, 2003

Date
/s/ PETER A. SMITH

By: Peter A. Smith
Title: Director

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)